Contact

Jordan@clothing2.com

www.linkedin.com/in/
jordanschindler (LinkedIn)
www.Nufabrx.com (Company)

Top Skills

Social Media

Start-ups

Negotiation

Languages

Spanish

Certifications

Scuba License

Private Pilot's License

Patents

Delivery Systems

Hot washable poly-n-
isopropylacrylamide hydrogel
delivery systems

Jordan Schindler

CEO @Clothing 2.0 | Founder @Nufabrx | Simplifying Health and
Wellness | EY Entrepreneur of the Year Finalist | CBJ 40 Under 40
Charlotte, North Carolina, United States

Summary

Global Leader in HealthWear, simplifying Health and Wellness: #1
Charlotte Business Journal Fastest Growing, Deloitte Fast 500 #2
Fastest Growing Pharmaceutical Company in North America, INC.
5000 #50 Fastest Growing Company in America. EY Entrepreneur of
the Year Finalist. CBJ 40 Under 40.

Developed and launched a new category of health and wellness
products to 8-figure revenue and nationwide retail, including Million
dollar grants from Department of Defense and Massachusetts
Institute of Technology University (MIT). Products available
nationwide at Walmart, Walgreens, CVS and more. Published in
numerous articles from USA Today, Forbes, GQ, Esquire, CNET,
Daily Mail, Golf Week and Textile World; featured speaker by NCSU,
Dornbirn Global Fiber Conference, IFAI, Medtrade, Techtextil, WTIN
and the Southeast Defense Summit. Inventor on U.S patent no.
61/566,707, and US Patent 9,669,012.

Clothing 2.0 is an innovative technology company focused on
controlled delivery of active ingredients (medication and topicals)
through clothing; effective delivery lasts through 15+ wash cycles.
Health and wellness reimagined simply by getting dressed in
the morning. Built upon the success of Nufabrx Pain line, the
company has developed numerous other active ingredient infused
products, from anti-fungal to eczema to acne, with many other
applications currently under collaboration with industry leading
partners and brands. Getting healthy has never been easier. For
more information, please visit www.Clothing2.com.

Experience

Clothing 2.0
CEO and Founder @ Clothing 2.0
June 2023 - Present (8 months)

Creators of the first-of-its-kind, patented smart-textile technology platform, built by award-winning designers and PhD scientists, infusing active ingredients directly into garments. The technology seamlessly integrates medication and textiles to create wearable clothing, HealthWear™, and simplifies health and wellness for consumers like never before. Built upon the success of Nufabrx Pain line, the company has developed numerous other active ingredient infused products, from anti-fungal to eczema to acne, with many other applications currently under collaboration with industry leading partners and brands. Getting healthy has never been easier. For more information, please visit www.Clothing2.com.

Nufabrx
Founder
August 2011 - Present (12 years 6 months)
Charlotte, North Carolina, United States

Hampton
Founding Member
March 2023 - Present (11 months)

EO Charlotte
Member EO Charlotte
January 2021 - Present (3 years 1 month)

Education

University of Washington
Bachelor of Arts (B.A.), Business, Political Science · (2009 - 2013)

Catalina Foothills High School
High School Diploma, General Studies · (2005 - 2009)